Exhibit 20.1

Company Contact:                          Investor Relations Contact:
----------------                          ---------------------------
Louis R. Bucalo, M.D.                     Keith L. Lippert, Bruce Voss
President & CEO                           Lippert/Heilshorn & Associates, Inc.
Titan Pharmaceuticals, Inc.               212-838-3777 or 310-575-4848
650-244-4990                              Keith@lhai.com
650-244-4991                              Bruce@lhai.com

FOR IMMEDIATE RELEASE

                Titan Pharmaceuticals Completes Private Placement

South San Francisco, California, January 28, 1999 - Titan Pharmaceuticals, Inc. (AMEX: TTP and TTPWS) today announced the completion of a private placement of approximately 2.25 million shares of common stock, primarily to institutional investors. Also participating were two members of the Company's board of directors. Evolution Capital, Inc. and Leerink, Swann & Company acted as placement agents for a portion of the transaction, which raised $6.2 million. Participating institutional investors included Orbimed Advisors L.L.C., Biotechnology Value Fund L.P., Emerging Growth Management Company, and Ursus Capital L.P. Pursuant to the transaction, the exercise price of the Company's class A warrants has been adjusted to $6.02.

"Interest in this very focused offering significantly exceeded the amount raised," commented Dr. Louis R. Bucalo, President and CEO. "This transaction enhances our cash position and strengthens our relationship with premier institutional investors."

The Company's lead product, Iloperidone, is currently in Phase III clinical testing for schizophrenia through a strategic alliance with Novartis Pharma AG. Novartis has tradenamed the product Zomaril(TM), and the Phase III program, which will enroll 3,300 patients in 24 countries worldwide, has been named the ZEUS(TM) program (Zomaril Efficacy/Utility and Safety program).

In addition, Titan is conducting multicenter, controlled Phase II testing of two therapeutic cancer vaccines, CeaVac(TM) for colorectal cancer and TriAb(TM) for breast cancer. Additionally, the Company is conducting a Phase II trial in non-small cell lung cancer with its small molecule anti-cancer agent, Pivanex(TM). This year the Company also expects to begin Phase I/II clinical trial in Parkinson's disease with its cell-based therapy, Spheramine(TM).

Titan Pharmaceuticals, Inc. is a biopharmaceutical company developing proprietary therapeutics for the treatment of central nervous system disorders, cancer and other serious and life- threatening diseases.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. The statements which are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties including, but not limited to, the results of research and development efforts, the results of pre-clinical and clinical testing, the effect of regulation by the FDA and other agencies, the impact of competitive products, product development, commercialization and technological difficulties, and other risks detailed in the Company's Securities and Exchange Commission filings.

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